# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Twin Vee PowerCats Co., CIK 0001855509
CUSIP: 90177C101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3101 S. US-1, Ft. Pierce, Florida (FL), 34982
Date of event which requires filing of this statement: 12/31/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001070916
Persons authorized to receive notices and communications: Joseph C. Visconti, c/o Twin Vee PowerCats Co., 3101 S. US-1, Ft. Pierce, Florida (FL), 34982, (772) 429-2525

## Reporting persons
- Joseph C. Visconti (CIK 0001070916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 3,271,854; shared voting power 0; sole dispositive power 3,271,854; shared dispositive power 0; aggregate amount beneficially owned 3,271,854 (20.8% of the class)
  Comment: Percentage is based on 14,874,480 shares of Common Stock issued and outstanding as of December 31, 2024 and 842,712 shares of Common Stock issuable upon options that will vest and be exercisable within 60 days of December 31, 2024. Excludes 373,199 shares of Common Stock issuable upon the exercise of outstanding options which are not currently exercisable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Twin Vee PowerCats Co.
Address of issuer's principal executive offices: 3101 S. US-1, Ft. Pierce, Florida (FL), 34982

## Item 2. Identity and Background
Name of person filing: Joseph C. Visconti
Residence or business address: The principal business address of the Reporting Persons is: c/o Twin Vee PowerCats Co, 3101 S. US-1, Ft. Pierce, Florida 34982.
Present principal occupation or employment: The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein as beneficially owned by the Reporting Person were: (i) purchased with personal funds; (ii) granted as compensation for the Reporting Person's services as an employee of the Issuer; (iii) acquired as merger consideration in connection with the merger of Twin Vee Powercats, Inc. with and into Twin Vee PowerCats Co. effective November 29, 2022; or (iv) acquired as merger consideration in connection with the merger of Twin Vee Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer with and into Forza X1, Inc., a Delaware corporation ("Forza") effective as of November 26, 2024, with Forza surviving such merger (the "Forza Merger") as a wholly-owned subsidiary of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person may, from time to time, acquire additional shares of Common Stock (1) by the exercise or vesting of currently held options (See Annex A), (2) by the grant of additional options to the Reporting Person by the Issuer, (3) from time to time in open market purchases for investment purposes if market conditions are favorable, or (4) any combination of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 through 13 and the related "Comments for Type of Reporting Person" on the cover page to this Schedule 13D are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 and the related "Comments for Type of Reporting Person" on the cover page to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth in Annex A, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as indicated in this statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Joseph C. Visconti: /s/ Joseph C. Visconti, Joseph C. Visconti (01/03/2025)